UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 10)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 120 West 45th Street Suite 1010 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,961,229
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,961,229
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,961,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 33,053,042 shares of Common Stock (as defined herein) outstanding as of October 1, 2014, as disclosed by the Issuer to CapGen Capital Group III LP (“CapGen LP”) on October 1, 2014.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,961,229
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,961,229
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,961,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*	The calculation of the foregoing is based on 33,053,042 shares of Common Stock (as defined herein) outstanding as of October 1, 2014, as disclosed by the Issuer to CapGen LP on October 1, 2014.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,961,229
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,961,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,961,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*	The calculation of the foregoing is based on 33,053,042 shares of Common Stock (as defined herein) outstanding as of October 1, 2014, as disclosed by the Issuer to CapGen LP on October 1, 2014.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Robert Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

64,457(1)
	8	SHARED VOTING POWER

7,961,229
	9	SOLE DISPOSITIVE POWER

64,457(1)
	10	SHARED DISPOSITIVE POWER

7,961,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,025,686
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*	The calculation of the foregoing is based on 33,053,042 shares of Common Stock (as defined herein) outstanding as of October 1, 2014, as disclosed by the Issuer to CapGen LP on October 1, 2014.

(1)	Includes 12,437 shares of Common Stock held in a retirement account for a relative over which Mr. Goldstein has sole voting and dispositive power.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John P. Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,950
	8	SHARED VOTING POWER

7,961,229
	9	SOLE DISPOSITIVE POWER

9,950
	10	SHARED DISPOSITIVE POWER

7,961,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,971,179
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*	The calculation of the foregoing is based on 33,053,042 shares of Common Stock (as defined herein) outstanding as of October 1, 2014, as disclosed by the Issuer to CapGen LP on October 1, 2014.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John W. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

49,373
	8	SHARED VOTING POWER

7,961,229
	9	SOLE DISPOSITIVE POWER

49,373
	10	SHARED DISPOSITIVE POWER

7,961,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,010,602
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.2%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*	The calculation of the foregoing is based on 33,053,042 shares of Common Stock (as defined herein) outstanding as of October 1, 2014, as disclosed by the Issuer to CapGen LP on October 1, 2014.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 10 on Schedule 13D (this “Amendment No. 10”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010, Amendment No. 3 filed on July 26, 2010, Amendment No. 4 filed on April 22, 2013, Amendment No. 5 filed on July 26, 2013, Amendment No. 6 filed on November 7, 2013, Amendment No. 7 filed on January 15, 2014, Amendment No. 8 filed on April 29, 2014 and Amendment No. 9 filed on October 3, 2014, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 2.	Identity and Background

Item 2 of the 13D Filing is hereby amended by deleting the first  paragraph thereof in its entirety and replacing it with the following:

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group III LP, a Delaware limited partnership (“CapGen LP”); (ii) CapGen Capital Group III LLC, a Delaware limited liability company (“CapGen LLC”); (iii) Mr. Eugene A. Ludwig; (iv) Mr. Robert Goldstein; (v) Mr. John W. Rose; and (vi) Mr. John P. Sullivan. The business address of each of the Reporting Persons is 120 West 45th Street, Suite 1010, New York, New York 10306. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 18.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the 13D filing is hereby amended by adding the following immediately following the first paragraph thereof:

In connection with the merger (the “Merger”) of The BANKshares, Inc. with and into the Issuer on October 1, 2014, pursuant to the Agreement and Plan of Merger, dated April 24, 2014, between the Issuer, The BANKshares, Inc., and BankFIRST:  (i) Mr. Rose received 49,373 shares of Common Stock, in exchange for the aggregate number of shares of the BANKshares, Inc. common stock held by Mr. Rose as of the consummation of the Merger; (ii) Mr. Sullivan received 9,950 shares of Common Stock, in exchange for the aggregate number of shares of the BANKshares, Inc. common stock held by Mr. Sullivan as of the consummation of the Merger; and (iii) Mr. Goldstein and accounts over which Mr. Goldstein has the sole voting and dispositive power received 63,194 shares of Common Stock, in exchange for the aggregate number of shares of the BANKshares, Inc. common stock held by Mr. Goldstein and in such accounts as of the consummation of the Merger.  Each of Messrs. Rose, Sullivan and Goldstein had purchased shares of The BANKshares, Inc. with personal funds.  In addition, in connection with Mr. Goldstein’s services as a member of the board of directors of the Issuer, Mr. Goldstein received grants of Common Stock as well as reimbursements in the form of Common Stock for costs and expenses incurred in connection with his service as a member of the board.

Item 5.	Interests in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group III LP	7,961,229	24.1%	7,961,229	0	7,961,229	0
CapGen Capital Group III LLC	7,961,229	24.1%	7,961,229	0	7,961,229	0
Eugene A. Ludwig	7,961,229	24.1%	0	7,961,229	0	7,961,229
Robert Goldstein	8,025,686	24.3%	64,457	7,961,229	64,457	7,973,666
John P. Sullivan	7,971,179	24.1%	9,950	7,961,229	9,950	7,961,229
John W. Rose	8,010,602	24.2%	49,373	7,961,229	49,373	7,961,229

*  The calculation of the percentage of outstanding shares is based on 33,053,042 shares of Common Stock outstanding as of October 1, 2014, as disclosed by the Issuer to CapGen LP on October 1, 2014.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 18	Joint Filing Agreement, dated October 14, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Robert Goldstein, John P. Sullivan, John W. Rose and Eugene A. Ludwig.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     October 14, 2014

CAPGEN CAPITAL GROUP III LP

By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT GOLDSTEIN

By:	/s/ Robert Goldstein
Name:	Robert Goldstein

JOHN P. SULLIVAN

By:	/s/ John P. Sullivan
Name:	John P. Sullivan

JOHN W. ROSE

By:	/s/John W. Rose
Name:	John W. Rose

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 18	Joint Filing Agreement, dated October 14, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Robert Goldstein, John P. Sullivan, John W. Rose and Eugene A. Ludwig.